                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.4)

                           ARAKIS ENERGY CORPORATION
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    03852L10
                                    --------
                                 (CUSIP Number)

                            Charles B. Crowell, Esq.
                          8117 Preston Road, Suite 800
                              Dallas, Texas 75225
                                 (214) 696-3200
                                 --------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 8, 1997
                                ----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Sands Petroleum AB

(2)      Check the appropriate box if a member of a group
                                                                                                      (a) [X]
                                                                                                      (b) [  ]
(3)      SEC use only

(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                                                          [  ]
(6)      Citizenship or place of organization

         Sweden

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         7,455,800
(8)      Shared voting power

         0
(9)      Sole dispositive power

         7,455,800
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         7,455,800
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                                                          [  ]

(13)     Percent of class represented by amount in Row (11)

         8.5 %
(14)     Type of reporting person

         CO

CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         International Petroleum Corporation

(2)      Check the appropriate box if a member of a group
                                                                                                      (a) [X]
                                                                                                      (b) [  ]
(3)      SEC use only

(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                                                          [  ]

(6)      Citizenship or place of organization

         Canada

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         400,000
(8)      Shared voting power

         0
(9)      Sole dispositive power

         400,000
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         400,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                                                          [  ]

(13)     Percent of class represented by amount in Row (11)

         0.5%
(14)     Type of reporting person

         CO

CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         IPC Limited

(2)      Check the appropriate box if a member of a group
                                                                                                      (a) [X]
                                                                                                      (b) [  ]
(3)      SEC use only

(4)      Source of funds

         WC
(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                                                          [  ]

(6)      Citizenship or place of organization

         Bermuda

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power

         1,769,000
(8)      Shared voting power

         0
(9)      Sole dispositive power

         1,769,000
(10)     Shared dispositive power

         0
(11)     Aggregate amount beneficially owned by each reporting person

         1,769,000
(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                                                          [  ]

(13)     Percent of class represented by amount in Row (11)

         2.0%
(14)     Type of reporting person

         CO

         The Schedule 13D filed by Sands Petroleum AB on March 21, 1997, Amendment No. 1 to the Schedule 13D filed on April 25, 1997 ("Amendment No. 1"), Amendment No. 2 filed on July 28, 1997 ("Amendment No. 2"), and Amendment No. 3 filed on November 4, 1997 ("Amendment No. 3"), respectively, are hereby amended as set forth in this Amendment No. 4. Capitalized terms which are used but not defined herein shall have the meanings ascribed in the Schedule 13D and in Amendments No. 1, 2 and 3.

Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         The principal purpose of this Amendment is to report the purchases of an aggregate of 1,000,000 shares of common stock of the Issuer by IPC Limited and IPC. IPC was erroneously identified in Amendment No. 3 as a corporation incorporated in British Columbia (the original jurisdiction of its incorporation), but it is now incorporated under the Canada Business Corporations Act. In addition, Sands has had an offer outstanding through January 9, 1998 to acquire common shares of IPC for global depositary securities representing Series B shares of Sands. It is anticipated that the acquisition of common shares and the merger of IPC into Sands will be completed during the first calendar quarter of 1998.

         In this Amendment the term "Registrants" refers to Sands, IPC and IPC Limited collectively, and the terms "Shares" refers to shares of common stock of the Issuer owned by Sands, IPC and/or IPC Limited.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         The source of the funds used to purchase the Shares acquired by Sands, IPC and IPC Limited, respectively, was the general working capital of each of such entities. The aggregate investments for all of the Shares owned by Sands, IPC and IPC Limited are in excess of $30,000,000, $1,205,250 and $6,409,829, respectively.

Item 4.  Purpose of Transaction.

         No change.

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding the following:

         IPC Limited purchased the numbers of shares of the issuer set forth in the following table, on the dates and for the prices indicated, on the National Association of Securities Dealers National Market System:

             Trade Date            Number of Shares             Price per Share
              11/13/97                  500,000                     $3.665

              11/14/97                  70,000                       3.591

              11/14/97                  40,000                       3.624

              11/15/97                  90,000                       3.681

         IPC purchased 300,000 shares of common stock of the issuer on December 8, 1997 for $2.6875 per share on the National Association of Securities Dealers National Market System.

         As of January 8, 1998, the Registrants were the beneficial owners of an aggregate of 9,624,800 shares, consisting of 7,455,800 shares owned by Sands, 400,000 shares owned by IPC and 1,769,000 shares owned by IPC Limited; such shares collectively represent approximately 10.9% of the outstanding shares of the Issuer, based upon the number of outstanding shares reported by the Issuer in its Annual Report on Form 20-F for the Fiscal Year Ended December 31, 1996.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
                 to Securities of the Issuer.

         See the Joint Filing Agreement which is attached as Exhibit 1 hereto.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:  Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 8, 1998                SANDS PETROLEUM AB



                                     By: /s/ Adolf H. Lundin
                                         ---------------------------------------
                                         Adolf H. Lundin, Chairman


Date: January 8, 1998                INTERNATIONAL PETROLEUM CORPORATION



                                     By: /s/ Adolf H. Lundin
                                         ---------------------------------------
                                         Adolf H. Lundin, Chairman


Date: January 8, 1998                IPC LIMITED



                                     By: /s/ Ian H. Lundin
                                         ---------------------------------------
                                         Ian H. Lundin, President

                              INDEX TO EXHIBITS


 EXHIBIT #                         DESCRIPTION
 Exhibit 1                      Joint Filing Agreement